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Deloitte & Touche LLP
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INDEPENDENT AUDITORS' REPORT

To the Supervisory Committee of America First Credit Union:

We have examined management's assertion about America First Credit Union's (AFCU's) compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP) as of and for the year ended December 31, 1998 included in the accompanying management assertion. Management is responsible for AFCU's compliance with those standards. Our responsibility is to express an opinion on management's assertion about AFCU's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about AFCU's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on AFCU's compliance with the minimum servicing standards.

In our opinion, except as noted in the following paragraph and in the appendix to management's assertion letter, management's assertion that AFCU complied with the aforementioned minimum servicing standards as of and for the year ended December 31, 1998 is fairly stated, in all material respects.

In three of forty selections made in loan payoff testing, AFCU did not satisfy the USAP minimum servicing standard for returning escrow funds held in trust to a mortgagor within 30-calendar days of payoff of the mortgage loan.

Deloitte & Touche LLP

March 5, 1999